SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ___)(1)

                               Counsel Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    22226R102
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                                 (CUSIP Number)

                                Albert Friedberg
                            BCE Place, 181 Bay Street
                        Toronto, Ontario, Canada M5J 2T3
                                 (416) 364-1171

                                 with a copy to:

                             Jacob Aschkenasy, Esq.
                       Meyers Tersigni Feldman & Gray LLP
                           14 Wall Street, 19th Floor
                            New York, New York 10005
                                 (212) 422-1500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2003
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  22226R102           SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Albert Friedberg
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              0
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             2,248,160
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            0
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               2,248,160
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,248,160
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                  [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.74%
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN
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

CUSIP No.  22226R102           SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pan Atlantic Bank and Trust Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados, West Indies
--------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,848,160
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,848,160
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,848,160
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                  [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO, BK
--------------------------------------------------------------------------------

CUSIP No.  22226R102           SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Friedberg International Securities Fund
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER

   SHARES              400,000
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            400,000
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                  [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.91%
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14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

CUSIP No.  22226R102           SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the common stock, without par value ("Common Stock") of Counsel Corporation (the "Issuer"). The Issuer's principal executive office is located at Exchange Tower, Suite 1300, 130 King Street West, Toronto,Ontario M5X 1E3. The Issuer has previously reported that as of September 30, 2003, the Issuer had 20,408,172 shares of Common Stock outstanding and $40,861,000 principal amount of the Issuer's 6% Convertible Unsecured Subordinated Debentures (the "Debentures").

Item 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     Albert Friedberg, is an individual and citizen of Canada ("Friedberg"), with a business address of BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. Friedberg may be deemed to beneficially own the shares of Common Stock held by Pan Atlantic Bank and Trust Ltd. ("Pan Atlantic") and Friedberg International Securities Fund ("FIS Fund") based on his position as the Chief Executive Officer of both FCMI Financial Corporation, a Canadian corporation ("FCMI Corp.") and Friedberg Mercantile Group, Ltd., a Canadian corporation ("FMG Ltd."). FCMI Corp. and FMG Ltd. are the parent companies of Pan Atlantic and FIS Fund, respectively. FMG Ltd. is also the parent company of FMG Holding Ltd. The business address of FCMI Corp. and FMG Ltd. is BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

     Pan Atlantic is a bank organized under the laws of Barbados with offices located at Musson Building, Third Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies. Pan Atlantic is a wholly owned subsidiary of FCMI Corp.

     FIS Fund is a Canadian limited partnership with offices at BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. The general partner of FIS Fund is Friedberg Commodity Management, Inc., a Canadian corporation that is a wholly owned subsidiary of FMG Holdings, Ltd., a Canadian corporation that is a wholly owned subsidiary of FMG Ltd.

     (d) The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor have the Reporting Persons been nor are they now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Pan Atlantic in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,830,463.92


     The source and amount of funds used by FIS Fund in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $508,480.64

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the securities of the Issuer for investment purposes and the Reporting Persons may, (i) increase or decrease their beneficial ownership of Common Stock, (ii) sell all or part of their shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock through open market or privately negotiated transactions or otherwise. The Reporting Persons have not reached any decision with respect to any such possible actions. If the Reporting Persons do reach a decision to undertake any of the above described possible actions, they will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Other than as described above, the Reporting Persons do not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Based on Friedberg's position as chief executive officer of FCMI Corp. and FMG Ltd., which are the parent companies of Pan Atlantic and FIS Fund, respectively, Friedberg may be deemed to beneficially own an aggregate of 2,248,160 shares of the Issuer's Common Stock, representing approximately 10.74% of the total shares of Common Stock deemed outstanding. Pan Atlantic may be deemed to beneficially own an aggregate of 1,848,160 shares of Common Stock based on its ownership of 1,327,900 shares of Common Stock and $754,000 principal amount of the Issuer's 6% Convertible Unsecured Subordinated Debentures (the "Debentures"), which Debentures are exchangeable for an aggregate of 520,260 shares of Common Stock on October 31, 2003, representing approximately 8.83% of the total shares of Common Stock deemed outstanding. FIS Fund beneficially owns 400,000 shares of Common Stock, representing approximately 1.91% of the total shares of Common Stock deemed outstanding.

     The Reporting Persons have been informed that the Issuer intends to satisfy its obligation to pay the aggregate principal amount payable to the holders of the Debentures on October 31, 2003 by electing to use a right under the trust indenture governing the Debentures to pay the holders of the Debentures in Common Stock (the "Issuer Payment Election"). The Issuer has indicated that it would satisfy its obligation to pay the principal amount of the Debentures at maturity by delivering 690 shares of Common Stock for each US$1,000 principal amount of Debentures. The information disclosed above with respect to the Issuer Payment Election was obtained by the Reporting Persons through the Issuer's public disclosures.

     (c) The following open market purchase transactions were effected by Pan Atlantic during the past sixty (60) days:

                       Shares of Common
                       Stock or
                       Principal Amount  Approx. Price (US $)
                       Of Debentures     Per Share or Debenture   Total
Trade Date Security    Purchased/(Sold)  (excl. of commissions)   Purchase Price
--------------------------------------------------------------------------------
10/15/03   Common          8,000          $1.246                  $  9,968.00
10/16/03   Debentures   $554,000          $79.3649                $ 43,968.15
10/16/03   Common        492,000          $1.3095                 $644,274.00
10/17/03   Debentures   $200,000          $80.000                 $ 16,000.00
10/20/03   Common        268,500          $1.3246                 $355,655.10
10/21/03   Common        198,900          $1.3533                 $269,171.37
10/22/03   Common        221,200          $1.3570                 $300,168.40
10/23/03   Common        139,300          $1.3730                 $191,258.90


     The following open market purchase transactions were effected by FIS Fund during the past sixty (60) days:

                       Shares of Common
                       Stock or
                       Principal Amount  Approx. Price (US $)
                       Of Debentures     Per Share or Debenture   Total
Trade Date Security    Purchased/(Sold)  (excl. of commissions)   Purchase Price
--------------------------------------------------------------------------------
10/14/03   Common      340,800           $1.2691                  $432,509.28
10/15/03   Common      59,200            $1.2833                  $ 75,971.36


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement


     After reasonable inquiry and to the best of my knowledge and belief, the ndersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2003

                                        /s/ Albert Friedberg
                                        ---------------------------------------
                                        ALBERT FRIEDBERG




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Counsel Corporation dated October 27, 2003, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Date: October 27, 2003


                                        /s/ Albert Friedberg
                                        ---------------------------------------
                                        ALBERT FRIEDBERG


                                        Pan Atlantic Bank and Trust Ltd.


                                        By: /s/ Anschel Paine, Managing Director
                                        ----------------------------------------


                                        Friedberg International Securities Fund


                                        By: /s/ Albert Friedberg
                                        ---------------------------------------
                                        ALBERT FRIEDBERG